Mail Stop 0309

									July 14, 2005

James B. Parsons, Esq.
Parsons Law Firm
10900 NE 4th St. - Suite 2070
Bellevue, Washington  98004


Re:  	Celtic Cross Ltd.
Amendment No. 1 to Form SB-2 Registration Statement
	File No. 333-123774


Dear Mr. Parsons:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that this filing contains a number of revisions that have not been red-lined. For example, the fourth, fifth and sixth paragraphs in the summary were added in this amendment. However, only a few words and dates are red-lined. Similarly, many revisions were made to the risk factors, but only a few words are red-lined. Please ensure that all revisions to this document are red-lined in the next amendment to this registration statement.
2. We have considered your response to comment 2 in our previous letter, but it is a conclusory statement and not the analyses we requested. Please provide us with a supplemental analysis supporting your determination that you are eligible to use Form SB-2, rather than Form S-11. Your analysis should address your interest in the timeshare property and your intention to acquire more timeshare interests.

Table of Content Page
3. Please delete the paragraph immediately below the table as it does not apply to this offering.

Prospectus Summary
4. Please revise the disclosure to explain what a "unit of
timeshare"
is and explain how the units "regenerate" each year.  It is
unclear
whether a unit is a room or an apartment or the use of a room or an
apartment for a period of time.  Does a "unit of timeshare"
include
the maintenance responsibilities ownership of an apartment would include? Please provide a more complete description.
5. Please refer to comment 4 in our previous letter.  It is still not
clear how you intend to earn revenues and what your actual
business
will be. Please be more explicit about what the company`s intended business activities are and how they will generate revenue. It is still unclear whether you will be acting as a property manager,
selling real estate or a landlord.   For example:

* With respect to the cruise, hotel and auto reservations that users will be able to make through your website, explain how these activities will generate revenues. Will you receive booking fees?

* With respect to the timeshare units you own, explain the types of revenues you expect to generate;

* With respect to the accommodations that are part of Fairfield
Resorts, Inc. that you website will offer, how do you expect to generate revenues?

To the extent that you have agreements with Fairfield Resorts, cruises, otels, or car rental companies, these arrangements should be briefly described in your summary and more fully described in the discussion of your business. If you do not have agreements with these types of companies, please explain how you will provide these services/accommodations to users of your website.



 Risk Factors - page 5

6. We note your response to comment 9 in our previous letter.
Your
risk factor subheadings continue to be simple statements of fact that do not identify a specific risk and its potential adverse consequences to an investor or the company. Please revise them as we previously requested.

Celtic Cross is a Penny Stock - page 5

7. We note the revisions you made in response to comment 10 in our previous letter, but we continue to believe that you need to provide a more detailed explanation of the broker/dealer`s obligations and a more robust discussion of the potential adverse consequences of an investment in a penny stock. Please revise as we previously requested.

Going Concern Considerations - page 9
8. Please revise to explain that a going concern opinion may make raising additional funds or obtaining loans more difficult.

Description of Business - page 18
9. We note your response to comment 30, but we are unable to locate the expanded disclosure you reference. Please revise as we previously requested. We also note that disclosure in the summary now indicates that you have purchased "600,000 units of timeshares" from Fairfield Resorts, but there is no discussion of the purchase in this section.
10. Does your ownership of timeshare units require that you make payments to a property manager for the maintenance of common areas at the resort? Who is responsible for maintaining the timeshare units?
Please provide a detailed discussion of your expected expenses relating to the timeshare units. If you have arrangements with a third party to provide these services, please revise to describe these arrangements. If your operations will be substantially dependent on these arrangements, they should be filed as exhibits.
11. We note your response to comment 31. Please provide us with a copy of the document(s) you are relying on for the statistical information as we previously requested. Please mark the document to show the location of the specific information you have included in this prospectus. We may have further comment after reviewing it.


Description of Property - page 20
12. Please refer to comment 34 in our previous letter. The revised disclosure does not contain the information about your property, including the 600,000 timeshare units, specified in Item 102 of Regulation S-B. Please revise as we previously requested.

Executive Compensation, page 23
13. It is not clear how you have addressed comment number 35. Please tell us how you have recognized the services and office space provided by the Executive Officer within your financial statements.
If you did not recognize any expense related to these items, please tell us how you have complied with Staff Topic 1B(1).

Notes to Financial Statements, page 31

3.  Long-term Liabilities, pages 33
14. Refer to your response to comment 36. Please explain to us why you do not appear to depreciate the rental property purchased.
Provide references to the specific paragraphs within the authoritative literature upon which you relied in this discussion.

6.  Going Concern Considerations, page 34
15. Refer to your response to comment 37. We were unable to identify any changes to this disclosure as a result of our comment. Please revise this disclosure to include a more robust discussion of management`s plan to remove the threat to the continuation of your business as previously requested.

Signatures - page 40
16. We note your response to comment 38. However, the revised page still does not include the identity of the controller or chief accounting officer or his or her signature. Please revise as we previously requested.

Exhibits
17. Your purchase and financing agreements for the timeshare units should be filed as an exhibit to this registration statement. See
Item 601 of Regulation S-B.
18. Since the securities are currently outstanding and are being registered for resale, please provide a legal opinion that the securities are validly issued, fully paid and non-assessable, rather than an opinion that the securities will be validly issued, fully paid, and non-assessable when they are distributed pursuant to the
registration statement.   Additionally, revise numbered paragraph
(2)
to refer to common stock registered pursuant to this Registration Statement, as opposed to common stock issued pursuant to this Registration Statement. As these shares are already outstanding, they are not being issued pursuant to the Registration Statement.



*	*	*	*	*




 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
      You may contact Keira Ino at (202) 551-3659 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at (202) 551-3609, or me at (202) 551-3710 with any other questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director




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James B. Parsons, Esq.
Celtic Cross Ltd.
July 14, 2005
Page 6